UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-07281

DELMARVA POWER FINANCING I
(Exact name of registrant as specified in its charter)
800 King Street
Wilmington, DE 19899
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8.125% Cumulative Trust Preferred Capital Securities issued by Delmarva Power Financing I (and the Guarantee with respect thereto) (Title of each class of securities covered by this Form)
NONE (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)	X
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice record date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Delmarva Power Financing I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 17, 2004	By: A. W. WILLIAMS Andrew W. Williams Authorized Person